Exhibit 19.1

NEXTPOWER INC.
INSIDER TRADING AND TRADING WINDOW POLICY

(as Adopted February 1, 2023 and amended on February 13, 2025)

I.Purpose
Nextpower Inc. and its subsidiaries (collectively, “Nextpower” or the “Company”) have established this Insider Trading and Trading Window Policy (this “Policy”).

It is the policy of Nextpower to comply with the U.S. insider trading laws and regulations, and that while carrying out Company business, directors, officers and employees must avoid any activity that violates applicable laws or regulations. to this end, each director, officer, and employee of the Company and each other person listed below is expected to abide by this Policy.

The insider trading laws of the United States (“U.S.”) prohibit buying or selling a company’s securities while aware of material, nonpublic information about that company. It may also violate U.S. securities laws to disclose material, nonpublic information (deliberately or inadvertently) to another person (including your spouse, parent, child or sibling) if that person either buys or sells securities while aware of the information disclosed, or passes that information to a third party who does. Providing advice regarding a company’s stock while aware of material, nonpublic information regarding that company may also violate insider trading laws. If you improperly trade, make such a disclosure or provide such advice, you may be subject to damages, civil suits and criminal prosecution, regardless of whether you receive financial gain from the transaction.

Information obtained through the course of your employment or other business relationship with Nextpower does not belong to you individually. The information is an asset of the Company. Any person who uses such information for personal benefit or discloses it to others outside the Company without authorization violates his or her confidentiality duties to the Company and may be in breach of his or her fiduciary, loyalty or other duties to the Company. More particularly, trading on the basis of Company material nonpublic information harms the Company and its investors.

The Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”), prosecutors and plaintiffs’ lawyers devote considerable resources to identifying insider trading. A breach of the insider trading laws could expose the insider or anyone who trades on information provided by an insider to criminal fines and imprisonment, in addition to civil penalties and injunctive actions. Even if allegations of insider trading do not lead to a conviction, defending against such allegations is expensive. In addition, the mere perception that an insider traded with the knowledge of material nonpublic information could harm the reputation of the Company and that insider. Accordingly, this Policy is in some cases more restrictive than what applicable insider trading laws might otherwise require.

In all cases, notwithstanding the restrictions imposed by this Policy, you retain responsibility for determining that your trading activity is conducted in compliance with applicable securities laws. Any action on the part of the Company, the General Counsel or any other employee or agent of the Company pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate you from liability under applicable securities laws.

II.Scope

1.Who does this Policy apply to?

This Policy applies to the following individuals and entities:
•Employees, officers, and directors of Nextpower and its subsidiaries;
•Contractors, consultants, and certain other persons who possesses, has access to, or may gain access to material, nonpublic information regarding Nextpower or any other entities with which Nextpower has a business relationship;
•The spouses, domestic partners, and minor children (even if financially independent) of such directors, officers or employees (collectively, “Family Members”),
•Anyone to whom Company directors, officers or employees provide significant financial support,
•Any entity or account over which the persons listed above, have or share the power, directly or indirectly, to make investment decisions (whether or not such persons have a financial interest in the entity or account) and those entities or accounts established or maintained by such persons with their consent or knowledge and in which such persons have a direct or indirect financial interest, other than any blind trust that is approved by the General Counsel (or person performing similar functions).

Although this Policy is based on U.S. federal securities laws, it is Nextpower’s goal to maintain the same ethical standards across all regions regarding the purchase and sale of securities by Nextpower employees, officers, directors, consultants and contractors. Therefore, this Policy will apply globally, unless prohibited by local, state, federal or provincial law.
2.What types of transactions does this Policy apply to?

This Policy establishes procedures and guidelines for buying, selling, and otherwise transacting in securities issued by the Company, and in certain instances, securities issued by the Company’s customers, suppliers and other business partners. This Policy does not apply to certain transactions listed below under the heading “Are there exceptions to this Policy?”

III.Definitions and Abbreviations

1.Who are Access Persons?

To help prevent inadvertent violations of the securities laws and to avoid even the appearance of trading on inside information, the General Counsel of the Company (or such person performing such similar functions) will maintain a list of “Access Persons” who, in the judgment of the General Counsel, have access to material non-public information on a regular basis. The list of Access Persons will generally include: (i) Section 16 Persons (as defined below), (ii) all employees on the Company’s Disclosure Committee, (iii) all Company employees who report directly to the Chief Executive Officer of the Company, (iv) all Company employees who have access to interim financial results before they are publicly available and (v) such other persons as the General Counsel may designate from time to time. Access Persons are subject to additional restrictions on trading in the Company’s securities under this Policy.

2.What is a blackout period?

A “blackout period” is a time period when affected persons are precluded from trading in any Nextpower securities. A blackout period may also be referred to as a period when a “trading window is closed”. Nextpower has regularly scheduled blackout periods and may also institute blackout periods for certain groups of persons on an ad hoc basis.

3.What is “material, nonpublic information”?

There is no bright-line test as to what Company information is “material.” Under the U.S. securities laws, information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision regarding the Company’s securities. Positive and negative information, historical and forward-looking information and quantitative or qualitative information may be material. Material information concerning the Company (including information relating to the Company’s subsidiaries or affiliates) may include, but is not limited to, the following:

•Earnings information and quarterly or annual results;
•Guidance or other statements regarding expected revenue, profits, cash flow, or other earnings information;
•Proposed significant mergers, acquisitions, divestitures, joint ventures or other strategic matters;
•Launches of significant new products, the gain or loss of a significant customer, or other operational developments that could affect the Company’s financial performance or forecast;
•Financings and other events regarding the Company’s stock or other securities (including dividends, stock splits, stock repurchases, defaults on debt securities, calls of securities for redemption, tender offers, or public or private sales of additional securities);
•Changes in debt ratings, or analyst upgrades or downgrades of the Company or its securities;
•Significant pending or threatened litigation, investigations or tax disputes, or the resolutions of these matters;
•Significant cybersecurity breaches;
•Changes in control or changes in the board of directors or senior management;
•Significant changes in accounting treatment;
•Auditor notification that the Company may no longer rely on an audit report;
•Liquidity problems or impending bankruptcy, corporate restructurings or receivership; and
•Significant changes in regulation and analysis of how such changes may affect the Company.

Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions as to the materiality of particular information should be resolved in favor of materiality, and trading should be avoided if such information is nonpublic. When in doubt, you should treat nonpublic or confidential information as material and consult with the General Counsel of the Company prior to engaging in a securities transaction.

For information to be considered available to the public, it needs to be: (a) disclosed through a press release or a filing with the Securities and Exchange Commission (“SEC”), or through a widely attended conference call or presentation that is available to the public through a webcast or dial-in number, or in any manner that would make the information generally available to investors in a broad-based, non-exclusionary manner; and (b) two (2) full trading day needs to have passed to allow the news to be “digested” by the public.

4.Who are Section 16 Persons?

“Section 16 Persons” include the Board of Directors of Nextpower and the executive officers of Nextpower who the Board of Directors has specifically designated as “Section 16 Officers” within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

5.What is a qualified Rule 10b5-1 Plan?

Rule 10b5-1 under the Exchange Act provides an affirmative defense to insider trading liability for transactions that you make in Nextpower securities under a pre-existing written trading plan that meets the conditions specified below (a “Rule 10b5-1 Plan”).

The adoption of any Rule 10b5-1 Plan is subject to prior written approval by the Company’s General Counsel. You must notify the General Counsel’s Office, in writing or by email in advance of your intent to establish a Rule 10b5-1 Plan. Your notice must:

•Confirm that (a) you do not believe that you possess any material, nonpublic information concerning Nextpower or its securities and (b) you are establishing the Rule 10b5-1 Plan in good faith and not as part of a plan to avoid the prohibitions of Rule 10b5-1. This requirement also would apply to any modification or termination of a Rule 10b5-1 Plan; and
•If you are a Section 16 Person, confirm that all trades made pursuant to the Rule 10b5-1 Plan will be made in accordance with Section 16 of the Exchange Act and Rule 144 under the Securities Act of 1933, as amended.

If you plan to use a Rule 10b5-1 Plan that is not the standard form of plan provided by the Company’s current equity plan trading platform (the “Company Broker”), then submit your proposed Rule 10b5-1 Plan to the Legal Department for review. If you do not have a proposed Rule 10b5-1 Plan, then you can obtain a form Rule 10b5-1 Plan from the Legal Department or from the Company Broker.

Your Rule 10b5-1 Plan must meet the following conditions:

•If you are a director or executive officer, include a waiting period, such that you may not purchase or sell Nextpower securities pursuant to the Rule 10b5-1 Plan until the later of

(a) ninety (90) days after you establish the Rule 10b5-1 Plan or (b) two (2) business days following disclosure of Nextpower’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted. The required waiting period will not exceed 120 days following the adoption or modification of the Rule 10b5-1 Plan;
•If you are not a director or executive officer, include a waiting period, such that you may not purchase or sell Nextpower securities pursuant to the Rule 10b5-1 Plan until thirty (30) days after you establish the Rule 10b5-1 Plan;
•Either: (i) expressly specify the amount, price and date of the securities to be purchased or sold or (ii) provide a written formula for determining amounts, prices and dates of the securities to be purchased or sold;
•Not permit you to make any subsequent decisions, or exercise any subsequent influence over, how, when or whether to effect any purchase or sale of any Nextpower securities;
•You may not establish, modify, revoke or early terminate a Rule 10b5-1 Plan during a blackout period (see “What is a blackout period?”);
•You may not engage in any trades of Nextpower securities outside of the Rule 10b5-1 Plan;
•Following any permitted revocation of a Rule 10b5-1 Plan, you may not establish a new Rule 10b5-1 Plan until the commencement of the next open window (see “What is Nextpower’s regular open window and blackout period policy?”);
•If you are an Access Person (see “Who are Access Persons?”), then you must receive prior written approval from the General Counsel if you want to modify, revoke or early terminate a Rule 10b5-1 Plan; and
•You may not establish overlapping Rule 10b5-1 Plans.

Your Rule 10b5-1 Plan may be modified by you after you establish it, but you should not anticipate needing to make any changes to the Rule 10b5-1 Plan at the time you establish it. Modifications or terminations of your Rule 10b5-1 Plan will be subject to the same waiting periods as when you enter into a Rule 10b5-1 Plan and will be subject to pre-clearance, if applicable. However, modifications of an administrative nature that do not change the price, amount of securities or timing of the transactions will not trigger a new waiting period. If you make changes to your Rule 10b5-1 Plan or revoke your Rule 10b5-1 Plan, you may be exposed to insider trading liability if you possessed (or had access to) material, nonpublic information at the time you made those changes and subsequently engaged in transactions under the Rule 10b5-1 Plan.

You may adopt only one (1) Rule 10b5-1 Plan to execute a single trade per any consecutive 12-month period, other than participation in employee stock ownership plans or dividend reinvestment plans, or “sell-to-cover” plans to cover tax withholdings on equity awards, subject to certain limited exceptions that comport with the requirements of Rule 10b5-1 relating to multiple or overlapping plans.

IV.Policy Statement

1.What is prohibited by this Policy?

You may not trade in Nextpower securities while you are aware of material, nonpublic information about Nextpower, or while you are subject to a black-out window. You also may not transact in the securities of other publicly traded companies about which you have access to material, nonpublic information while working for Nextpower. You may not communicate or “tip” material, nonpublic information to others who may trade in Nextpower securities (or any other publicly traded securities) based on that information. You may not have another person trade in Nextpower securities (or any other publicly traded securities) for you based on that information. No exceptions will be made to the restrictions in this paragraph, even for hardship or based on use of proceeds (e.g. to make a required tax payment).

Unless otherwise approved by the General Counsel in limited circumstances, you should not make gifts of Nextpower securities while you are aware of material, nonpublic information about Nextpower or while you are subject to a black-out window. Gifts of Company securities are otherwise subject to this Policy, including the pre-clearance requirements.

You are also prohibited from engaging in derivative or hedging transactions in Nextpower’s securities under this Policy. In that regard, you may not, at any time, trade in any interest or position relating to the future price of Nextpower securities, including options (other than Nextpower stock options granted by the Company, which cannot be traded), puts, calls, prepaid variable forward contracts, equity swaps, collars or other derivatives, or short sales. This Policy also prohibits engaging in hedging transactions with Nextpower securities, using such securities as collateral for margin accounts or pledging such securities as collateral for loans.

2.What are the penalties for insider trading?

The consequences of prohibited insider trading or tipping (providing material, nonpublic information to another person who then makes a trade) can be severe and can include civil and criminal sanctions and penalties and may expose the Company to potential liability. If you fail to comply with this Policy, you may be subject to Nextpower-imposed sanctions, including dismissal, regardless of whether your failure to comply with this Policy results in a violation of law. Nextpower reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy has been violated. It is not necessary for Nextpower to await the filing or conclusion of a civil or criminal action against any alleged violator before taking disciplinary action.

3.What is Nextpower’s regular open window and blackout period policy?

In addition to being subject to all of the other limitations in this Policy, if you are an Access Person (see “Who are Access Persons?”), you (and your family members and others described under “Who does this Policy apply to?”) may only trade in Nextpower securities during an “open window,” which will generally begin at the start of the third business day after the day on which the Company’s financial results for any particular fiscal period have been released by public announcement and, depending on the quarter, approximately two (2) or three (3) weeks before the end of the following fiscal quarter. In order to facilitate compliance with this Policy, notice will generally be provided to all Access Persons as to the closing of the open window and the beginning of the regular blackout period. Failure of an Access Person to receive notice of a blackout period shall not entitle an Access Person to trade if such person has material, nonpublic information. In addition, an Access Person may not trade during an open window if the Access Person has material, nonpublic information. If you are an Access Person and your employment with Nextpower ends or you otherwise cease to be an Access Person during a blackout period, you will remain subject to the blackout period trading restrictions until the end of the blackout period.

Assuming the Nasdaq Global Select Market is open every business day, and assuming the earnings announcement is made on a Monday, below is an example of when the blackout periods would end in accordance with Nextpower’s regular blackout period policy:

Announcement Time on Monday	First Day You Can Trade
Before Market Opens	Wednesday
While Market is Open	Thursday
After Market Closes	Thursday

4.What is a special blackout period?

In addition, from time to time in connection with enforcing this Policy, Nextpower may impose special blackout period trading restrictions. In these situations, the Legal Department will send an email notification to affected persons informing them that a special blackout period is in effect and of their obligation not to trade in any Nextpower securities until the special blackout period has ended. If the Legal Department sends you an email notice that you are covered by a blackout period, then you may not trade in Nextpower’s securities until the Legal Department notifies you by email that the special blackout period has ended. You may not disclose the existence of the special blackout period to any other person. Failure to receive notice of a special blackout period shall not entitle anyone subject to this Policy to trade if such person has material, nonpublic information.

5.Are there exceptions to this Policy?

The only pre-approved exceptions to this Policy are:

▪Option Exercises. You may exercise a Nextpower stock option while you are in possession of material, nonpublic information. However, this exception does not apply to a broker-assisted cashless exercise of your stock option. The stock you acquire upon exercise will be treated like any other Nextpower stock under this Policy and may not be traded while you are in possession of material nonpublic information, even to cover the exercise price of the stock option or associated taxes.
▪Sale-To-Cover. The sale of shares of Class A Common Stock to cover tax withholding obligations incurred upon vesting of restricted share units when vesting occurs on a pre-determined date, but only to the extent of the amount of the tax withholding obligation, provided that the “Sale-To-Cover” election takes place in an open window.
▪Transfers Pursuant to a Qualified Rule 10b5-1 Plan. You may sell or purchase Nextpower securities pursuant to a qualified Rule 10b5-1 Plan (see “What is a qualified Rule 10b5-1 Plan?”).

6.What are the pre-clearance requirements for transactions by “Section 16 Persons”?

In addition to the restrictions described above, if you are a Section 16 Person (see “Who are Section 16 Persons?”), you must always comply with the following notice and approval requirements to trade in (or engage in any transactions involving) Nextpower securities. These pre-clearance requirements apply to transactions including gifts and estate planning transactions (e.g. transfers to family trusts) as well as to open market purchases and sales:

▪At least two (2) full trading days prior to a proposed trade in (or any other transaction involving) Nextpower securities, other than a trade pursuant to a qualified Rule 10b5-1 Plan, you must notify, and request pre-approval by, the General Counsel, in writing or by email of the proposed transaction(s) and confirm that you do not believe that you possess any material, nonpublic information concerning Nextpower. The notice must set forth the individual’s name, the number of shares, proposed type and date of transaction and complete contact information for the individual’s broker. In the case where the General Counsel proposes to trade, his or her pre-clearance notice and pre-approval request must be delivered to the Chief Financial Officer. Once you have received approval, if you do not execute the proposed transaction(s) within the approved time frame, you must request a new approval setting forth the required information. If no time frame is provided in the approval, then you may not execute the proposed transaction more than two (2) business days after the date that you receive the approval. The Company is under no obligation to approve a trade submitted for pre-approval, and may determine not to permit the trade for any reason. Pre-approval of a transaction does not constitute a recommendation by the Company or any of their employees or agents that any Section 16 Person engage in the subject transaction or a confirmation that the transaction is in compliance with securities laws.

▪On the same business day of any transaction in Nextpower stock, including pursuant to a qualified Rule 10b5-1 Plan, you must notify the stock administrator and the Legal Department so that Nextpower can assist you with the filing of the appropriate forms with the SEC.

Section 16 of the Exchange Act applies to directors and executive officers of the Company and to any person owning more than 10% of any registered class of the Company’s equity securities. Under Section 16, any profit realized by an insider on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, of the Company’s equity securities within a period of less than six months) must be disgorged to the Company upon demand by the Company or a stockholder acting on its behalf. By law, the Company cannot waive or release any claim it may have under Section 16(b), or enter into an enforceable agreement to provide indemnification for amounts recovered under the section.

Liability under Section 16(b) is imposed in a mechanical fashion without regard to whether the insider intended to violate the section. The deemed “profit” that must be disgorged may be unrelated to the actual gain on the shares sold. When computing recoverable profits on multiple purchases and sales within a six-month period, the courts maximize the recovery by matching the lowest purchase price to the highest sale price, the next lowest purchase price with the next highest sale price, and so on. The use of this method makes it possible for an insider to sustain a net loss on a series of transactions while having recoverable profits.

The terms “purchase” and “sale” are construed under Section 16(b) to cover a broad range of transactions. Moreover, purchases and sales by an insider may be matched with transactions by any person (such as family members or a family trust) whose securities are deemed to be beneficially owned by the insider.

In other words, the Section 16 rules are complicated and present ample opportunity for inadvertent error. To avoid unnecessary costs and potential embarrassment for Section 16 Persons and the Company, directors and executive officers are strongly urged to consult with the Company’s General Counsel prior to engaging in any transaction or other transfer of Company equity securities regarding the potential application of Section 16(b).

V.Responsibility

The Legal Department is responsible for administering and updating this Policy. If you have any questions regarding this Policy or its applicability to any proposed transaction or event, please contact the General Counsel. Exceptions to this Policy may be granted by the General Counsel or, upon consultation with the General Counsel, by the Chief Financial Officer.

VI.Reporting of Violations

Any employee or director who becomes aware of a violation of this Policy should promptly report the violation by following the reporting guidelines set forth in the Company’s Code of Business Conduct and Ethics.